SHARE PURCHASE AGREEMENT



         This Agreement is made as of the 7th day of April, 1999 between Pioneer Funds Distributor, Inc., a Delaware corporation ("PFD"), and Pioneer Strategic Income Fund, a Delaware business trust (the "Fund").

         WHEREAS,  the Fund  wishes to sell to PFD,  and PFD wishes to  purchase
from  the  Trust,  $100,000  of   shares  of  beneficial  interest  of the  Fund
10,000 shares at a purchase price of $10.00 per share (collectively, the "Shares"); and

         WHEREAS, PFD is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PFD is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

         2. PFD agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PFD further agrees that it may not withdraw the Shares from the Fund at a rate, which at any time during the Fund's first five years of operations, exceeds in the aggregate $1,666.67 per month.

         Executed as of the date first set forth above.


                                            PIONEER FUNDS DISTRIBUTOR, INC.






                                            PIONEER STRATEGIC INCOME FUND